March 3, 2023

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
Washington, D.C. 20549-4561

Attention:	Mr. Patrick Kuhn
Mr. Doug Jones

Re:	Casey’s General Stores, Inc.
Form 10-K for Fiscal Year Ended April 30, 2022
Filed June 24, 2022
File No. 001-34700

Dear Mr. Kuhn and Mr. Jones,

Casey’s General Stores, Inc., an Iowa corporation (the “Company,” “Casey’s,” “we” or “us”), responds below to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2022 (the “Form 10-K”) filed on June 24, 2022 (File No. 001-34700), contained in your comment letter dated February 10, 2023 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter and is followed by the corresponding response of the Company.

One SE Convenience Blvd. | Ankeny, Iowa | 50021-9672 | caseys.com | 515-965-6100

Form 10-K for Fiscal Year Ended April 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 25

It is not clear how your disclosure fully explains the change in operating cash flow from period to period for all periods presented. Your current disclosure appears to indicate how operating cash flow for the latest year presented was determined. Additionally, your disclosure references income tax receivable, inventories, and accrued expenses. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your discussion should be a comparable analysis between periods that discusses all material factors that actually affected operating cash. Also, your analysis should discuss the reasons underlying factors cited, particularly in regard to changes for which the impact on cash is not readily apparent. Refer to Item 303(b) of Regulation S-K, the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of our Codification of Financial Reporting Releases regarding quantification of variance factors cited. Please revise your disclosure as appropriate.

Response:

In response to the Staff’s comment, the Company will enhance our disclosure in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2023, as appropriate, to include additional discussion of both the material factors affecting operating cash and the reasons underlying these factors. The Company’s disclosure will be consistent with the example presented below, which includes additions to the original disclosure included in the Form 10-K that was reviewed by the Staff (numbers below are presented in thousands):

Net cash provided by operating activities was $788,741 for the year ended April 30, 2022, compared to $804,088 for the year ended April 30, 2021. The $15,347 (1.9%) decrease in operating cash flows was primarily due to changes in the components of our assets and liabilities in 2022 versus such changes in 2021. Cash impacts due to changes in accrued expenses decreased $41,923 due primarily to the timing of payments received for marketing agreements. Additionally, $18,761 of the decrease was due to the impacts of deferred FICA taxes under the Coronavirus, Aid, Relief and Economic Security Act. Income taxes impacts decreased $41,430 due to the timing of estimated payments in 2022. Impacts from inventories decreased $26,298 primarily as a result of higher fuel costs. These negative impacts on our operating cash flow in 2022 were partially offset by an increase in net income and depreciation and amortization (see “Fiscal 2022 Compared with Fiscal 2021” on page 21 for further details), as well as deferred income taxes which increased due to accelerated tax depreciation on acquisitions and capital expenditures made in the year.

Consolidated Statements of Income, page 35

Please explain to us and in your filing what footnote (a) at the end of the line item “Cost of goods sold ...” refers to.

Response:

We acknowledge the Staff’s comment, and we will remove the footnote reference “(a)” at the end of the line item “Cost of goods sold ...” in future filings, as this reference was inadvertently included and is not required.

Note 1. Significant Accounting Policies Inventories, page 38

Please describe what “renewable identification numbers” represent and how you obtain and use or sell them.

Response:

In response to the Staff’s comment, the Company will expand the disclosure to describe what renewable identification numbers represent. The following is an example of the future disclosure related to renewable identification numbers:

Renewable identification numbers (“RINs”) are assigned to gallons of renewable fuels produced and are used to track compliance with the renewable fuel standard. At times, we purchase fuel components (ethanol, gasoline, biodiesel or diesel) and blend those components into a finished product in a fuel truck. This process enables the Company to take title to the RIN assigned to each gallon of ethanol or biodiesel produced. RINs are recorded as a reduction in cost of goods sold in the period when the Company transfers the RIN. The Company does not record inventories on the balance sheet related to RINs, as they are acquired at no cost to the Company.

Notes to Consolidated Financial Statements

Note 7. Leases, page 51

Please explain to us where the disclosure for cash paid for amounts included in the measurement of lease liabilities pursuant to ASC 842-20-50-4.g.1 is located.

Response:

We reviewed the disclosure requirements in ASC 842-20-50-4.g.1. Cash paid for amounts included in the measurement of lease liabilities for operating leases and finance leases were $5.5 million and $6.5 million, respectively, for the year ended April 30, 2022, which was less than 1% of the subtotal of the respective section in the Statements of Cash Flows. As a result, we concluded that the amounts were immaterial to the presentation of the consolidated financial statements. We have disclosed the future minimum payments and impact on the consolidated statements of income which we believe is sufficient information for the users of the financial statements, based upon the amount of leasing activity. We will continue to review this disclosure requirement in the future, and if it increases to a material level, will disclose in future fillings.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me by phone at 515-381-5705 or by email at steve.bramlage@caseys.com. We look forward to working with you on these matters.

Sincerely,

/s/ Stephen P. Bramlage, Jr.

Name: Stephen P. Bramlage, Jr.

Title: Chief Financial Officer

cc:     Katrina Lindsey, Chief Legal Officer